UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Tower Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
891777104
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	891777104

1	NAMES OF REPORTING PERSONS Michael H. Lee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		3,852,886

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,852,886

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,852,886

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G

Item 1(a)	Name of Issuer.
Tower Group, Inc., a Delaware Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.
120 Broadway, 31st Floor
New York, NY 10271

Item 2(a)	Name of Person Filing.
Michael H. Lee

Item 2(b)	Address of Principal Business Office.
120 Broadway, 31st Floor
New York, NY 10271

Item 2(c)	Citizenship.
United States of America

Item 2(d)	Title of Class of Securities.
Common Stock

Item 2(e)	CUSIP Number.
891777104

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4	Ownership.
(a) Amount Beneficially Owned: 3,852,886
(b) Percent of Class: 9.2%
(c) Number of Shares as to which such person has:
(i)	Sole power to vote or to direct vote: 3,852,886

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,853,886

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not applicable

Item 8	Identification and Classification of Members of the Group.
Not Applicable

Item 9	Notice of Dissolution of Group.
Not Applicable

Item 10	Certification.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 27, 2011

By:	/s/ Michael H. Lee
Name:	Michael H. Lee
Title:	President, CEO & Chairman of the Board